Mail Stop 3561

September 27, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Russ George
President/Director
Diatom Corporation
1151 Trition Drive #C
Foster City, California 94404

      Re: **Diatom Corporation**
              Form 10-KSB
              Filed May 1, 2006
              File No. 00-28429

Dear Mr. George:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheets,

Note 1-organization and Summary of Significant Accounting Policies, and

Note 6- Marketing Rights and Commitments, page 30

1. We note that you recorded an asset for $250,000 at 12/31/05 and 6/30/06 in connection with the marketing rights acquired from Planktos. Based on the information you provided in your Form 10-KSB for the year ended December 31, 2005 and subsequent Forms 10-Q, it does not appear that the related technology has any proven market acceptance that has generated or will generate any revenue. Unless there is factual evidence to prove that these marketing rights will generate any revenue, it appears that this asset should be written off. In the event there is factual evidence such as contracts under negotiation or other forms of revenue-generating arrangements, significantly expand your disclosure and supplementally advise us in detail of their nature. As part of your response explain in detail any assumptions or projections that you have considered in reaching the conclusion that this assets is not impaired at December 31, 2005 or June 30, 2006. We may have further comment upon reviewing your response.

Other

2. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief